6190 Agronomy Road 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE           TSX: COM

CARDIOME REPORTS FIRST QUARTER RESULTS

Vancouver, Canada, May 17, 2004 - Cardiome Pharma Corp. (COM-TSX) reported today financial results for the first quarter ended March 31, 2004. Effective December 31, 2003, the Company changed its fiscal year end from November 30 to December 31. As a result, the Company has provided comparative results for the three months ended February 28, 2003. Amounts, unless specified otherwise, are in Canadian dollars. At March 31, 2004, the exchange rate was CDN$1.00 = U.S. $0.7626.

RESULTS OF OPERATIONS

For the quarter ended March 31, 2004 (“Q1-2004”), the Company recorded a net loss of $4.7 million ($0.13 per common share), as compared to a net loss of $4.6 million ($0.16 per common share) for the first quarter in the preceding fiscal year (“Q1-2003”). The Company expects losses to continue for at least two fiscal years as it invests in its product research and development, including clinical trials and regulatory compliance.

REVENUES

Total revenue for Q1-2004 increased to $5.0 million, as compared to $0.4 million for Q1-2003.

Licensing fees represent the amortization of deferred revenue related to upfront payments from the Company’s collaborative partners. The Company generated $2.0 million of licensing fees for Q1-2004, as compared to $0.1 million for Q1-2003. The increase was mainly due to the recognition of the remaining balance of unamortized deferred revenue of $0.9 million ($0.1 million for Q1-2003) related to the upfront payment from UCB Farchim S.A (“UCB”) and the amortization of deferred revenue of $1.0 million ($Nil for Q1-2003) related to the upfront payment from Fujisawa Healthcare, Inc. (‘Fujisawa”). The remaining unamortized deferred revenue of $0.9 million related to the upfront payment from UCB was recognized in Q1-2004 since Cardiome no longer had significant involvement with this project. UCB had elected not to extend its research service contract with us after March 18, 2004. UCB is evaluating whether it will advance any compound from our previous anti-tussive program to clinical trials.

Research collaborative fees were $3.0 million for Q1-2004, as compared to $0.3 million for Q1-2003. The increase was mainly attributable to the research and development cost recovery from Fujisawa of $2.4 million ($Nil for Q1-2003) and $0.4 million for project management services provided to Fujisawa ($Nil for Q1-2003). This was offset by the decrease of $0.1 million related to the fees charged for research services provided to UCB.

For the remainder of the current fiscal year, Cardiome does not anticipate significant revenues from product sales. Depending on the FDA’s decision on the commercialization of oxypurinol for the treatment of gout, the Company may generate some product revenue or royalties from this product in the second half of 2004. Cardiome is evaluating its strategy for the distribution of oxypurinol for the treatment of gout, considering whether to sell oxypurinol directly or enter into other marketing arrangements. Cardiome will continue to recognize as revenue the amortization of deferred revenue related to the upfront payment from our collaboration and license agreement with Fujisawa. Cardiome will continue to receive project management fees and development cost reimbursements from Fujisawa. The Company may receive a milestone payment from Fujisawa in the current fiscal year. The Company may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that the Company will maintain its existing agreements or enter into a new licensing or collaborative research and development agreement.

Research and Development Expenditures

Research and development expenditures were $7.6 million for Q1-2004, as compared to $3.2 million for Q1-2003. The increase of $4.4 million in research and development expenditures was primarily due to the increase of stock-based compensation for research and development personnel and the expenditures related to the expanded activities in connection with the following projects. Total stock-based compensation for research and development personnel was $298,000 in Q1-2004, as compared to $17,000 in Q1-2003.

1)

RSD1235 Intravenous Project

During Q1-2004, Cardiome worked on three Phase III clinical trials related to the RSD1235 Intravenous Project.

ACT 1 will enroll approximately 420 patients and will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of atrial fibrillation and atrial flutter. This study is being carried out in more than 40 centers in North America and Europe. The primary efficacy endpoint will be acute conversion of atrial arrhythmia to normal heart rhythm. Patient recruitment has progressed at a rate faster than originally anticipated, with results now projected to be released prior to end of 2004 instead of first quarter of 2005.

In March 2004, the Company initiated the ACT 2 study. ACT 2 will enroll approximately 210 patients and will evaluate the efficacy and safety of intravenous RSD1235 for the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. This study is being carried out in 25 centers in North America and Europe. The primary endpoint of this clinical trial will be acute conversion of atrial arrhythmia to normal heart rhythm. During the quarter, Cardiome also worked with Fujisawa on the design of ACT 3 study.

As expected, with multiple clinical trials ongoing, the expenditure for this project has increased substantially (by $3.7 million) to $4.7 million for Q1-2004, as compared to $1.0 million for Q1-2003. The Company will recover $2.5 million of these expenditures from Fujisawa in accordance with our collaboration and licensing agreement. These expense recoveries were recorded as research collaborative fees.

2)

RSD1235 Oral Project

The Company continued its work on the oral formulation and pre-clinical toxicology testing during Q1-2004. Total expenditure for this project was $0.6 million in Q1-2004, as compared to $0.2 million in Q1-2003.

3)	Oxypurinol CHF Project During Q1-2004, Cardiome worked on three clinical studies involving Oxypurinol for the treatment of congestive heart failure.

OPT-CHF will enroll approximately 400 patients with moderate to severe symptomatic congestive heart failure (rated by the New York Heart Association (“NYHA”) as class III-IV) and will demonstrate the level of safety and effectiveness of the oral application of oxypurinol in the treatment of congestive heart failure. This study is being conducted in 33 centers in United States with another 17 centers to be added in the next few months. The objective of this study is to define the efficacy of oxypurinol using surrogate measures of clinical efficacy (six minute walk test, maximum oxygen consumption, and quality of life), as well as clinical outcomes (e.g. death, worsening heart failure, and hospitalization).

EXOTIC-EF will enroll approximately 20 patients and is being conducted in one center in Germany. The objective of this study is to evaluate the effect of intravenous application of oxypurinol on left ventricular cardiac function of patients with coronary heart disease and a moderate to high-grade reduction in left ventricular function.

LaPlata will enroll approximately 50 patients with moderate to severe symptomatic heart failure (NYHA class II-III) and is being conducted in one center in Argentina. The objective of this study is to assess the effects of treatment with oxypurinol on exercise capacity (6-minute walk) and left ventricular ejection fraction as measured by echocardiographic assessment.

The expenditure for this project increased by $0.9 million to $1.6 million in Q1-2004, as compared to $0.7 million in Q1-2003.

4)

Oxypurinol Gout Project
Subsequent to its submission of an NDA for oxypurinol for the treatment of allopurinol-intolerant hyperuricemia (gout), Cardiome received an acceptance for review notice from the FDA in March 2004. Cardiome incurred $0.5 million for this project in Q1-2004, as compared to $0.9 million in Q1-2003.

5)

Other Pre-clinical Projects
During the quarter ended March 31, 2004, Cardiome also conducted certain pre-clinical studies to support its ongoing projects and collaborative research programs including the anti-tussive program licensed to UCB. The total expenditures for these activities was $0.2 million in Q1-2004, as compared to $0.4 million in Q1-2003.

As a result of the expanded operational activities described above, the Company expects to incur higher research and development expenditures for the current fiscal year ending December 31, 2004 (“Fiscal 2004”) than those incurred in the thirteen-month period ended December 31, 2003 (“Fiscal 2003”).

General and Administration Expenditures

General and administration expenditures were $1.5 million for Q1-2004, as compared to $1.0 million for Q1-2003. The increase of $0.5 million in general and administration expenditures for Q1-2004, as compared to those incurred for Q1-2003, was primarily due to the increase in consulting and professional fees, stock-based compensation for administrative and executive personnel, and other expenditures to support various corporate activities due to the expansion of our research and development operations. Total stock-based compensation for administrative and executive personnel was $325,000 in Q1-2004, as compared to $222,000 in Q1-2003.

Cardiome expects general and administration expenditures for fiscal 2004 to be relatively similar as those incurred in fiscal 2003.

Amortization

Amortization was $1.4 million for Q1-2004, which was similar to the amount recorded in Q1-2003. The amortization relates to the amortization of our capital assets, intangible and other assets, including the acquired technology licenses of Cardiome, Inc. The Company expects the amortization for the twelve months ending December 31, 2004 to be lower than those recorded for the thirteen months ended December 31, 2003.

Other Income

Other income was $0.3 million for Q1-2004, as compared to $0.1 million for Q1-2003. The increase of interest and other income was primarily due to the increased foreign exchange gain. Cardiome is exposed to market risk related to currency exchange rates in the United States and Europe due to its clinical operations in these regions. Some of these risks are offset by the reimbursements from Fujisawa in United States dollars.

Future income tax recovery

The future income tax recovery results from the amortization of the intangible assets acquired from Cardiome, Inc. The Company expects the future income tax recovery for the twelve months ending December 31, 2004 to be lower than the amount recorded for the thirteen months ended December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

The Company’s operational activities during Q1-2004 were financed mainly by its working capital carried forward from the preceding fiscal year and research collaborative fees collected from its partners, Fujisawa and UCB. During the quarter, the Company received $1.7 million of cash from the issuance of its common shares upon exercise of share purchase warrants and options. These funds were primarily the reason for the increase of cash provided by financing activities in Q1-2004. Cash provided by financing activities was $1.7 million in Q1-2004, compared to the $15,000 cash used in financing activities in Q1-2003.

Cash used in operating activities in Q1-2004 was $3.6 million compared to $5.0 million in Q1-2003. The decrease in cash used for Q1-2004 primarily resulted from the decrease in non-cash working capital relating to accounts receivable and accounts payable and accrued liabilities. Cash used in investing activities in Q1-2004 was $4.0 million, compared to the $6.6 million of cash provided by investing activities in Q1-2003. The $10.6 million increase of cash used in investing activities was primarily due to the increase of $1.1 million investment in capital assets, $0.1 million investment in our intellectual property rights, and $9.4 million net purchase of short- term investments. The increase of investment in our capital assets was mainly due to the funds used in construction of our new facility; 56% of these funds are recoverable from our landlord through a leasehold inducement program.

At March 31, 2004, Cardiome had working capital of $36.2 million, as compared to $40.5 million at December 31, 2003. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments of $41.5 million at March 31, 2004, as compared to $44.6 million at December 31, 2003.

Pursuant to its license and option agreement with ILEX Oncology, Inc., Cardiome is obligated to pay milestone payments of US$2.2 million within 60 days after the FDA approval for marketing and commercialization of oxypurinol for the treatment of hyperuricemia (gout). These milestone payments may be due to ILEX in August 2004 since the six-month FDA review date is June 23, 2004. The Company is also obligated to make the following payments, which represent contracts and other commitments that are known and non-cancellable.

	Contractual Obligations
	Payment due by period
	Total	Remaining Fiscal 2004	2005–2006	2007–2008	Thereafter
Capital Lease Obligations (1)	$28,463	$21,348	$7,115	$ Nil	$ Nil
Operating Lease Obligations	3,237,111	238,441	518,493	627,475	1,852,702
Commitments for Clinical Research Agreements	7,468,788	6,139,408	1,329,380	Nil	Nil
Commitments under License Agreement (2)	550,746	26,226	131,130	262,260	131,130 per annum
Total	$11,285,108	$6,425,423	$1,986,118	$889,735	$1,983,832

(1)    Includes interest portion
(2)     As of March 31, 2004, pursuant to four license and service agreements, the Company has various commitments as described in Note 11(d) of our annual consolidated financial statements for the thirteen months ended December 31, 2003 (“2003 Annual Financial Statements”) . Majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 11(d) (iii) of the 2003 Annual Financial Statements, converted in Canadian Dollars at the quarter-end exchange rate of 1.3113.

Teleconference Call Notification: May 18, 2004 1:00 p.m. EST 10:00 a.m. PST

On Tuesday, May 18, 2004, Cardiome will hold a teleconference call and webcast at 1:00 p.m. EST (10:00a.m. PST) to discuss the first quarter financial results and to provide an update on developments of the Company. To listen to the conference call, please dial 1-877-667-7774 or 416-695-5261. There will be a separate dial-in line for financial analysts on which we will answer questions at the end of the presentation. The live or archived webcast can be accessed through the “What’s New” section of Cardiome’s website at www.cardiome.com, or at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=821260.

The conference call will be hosted by Bob Rieder, President and CEO, Doug Janzen, CFO, Christina Yip, VP Finance and Administration, and Don Graham, Director of Corporate Communications.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is designed to be an acute-use, intravenous administration treatment for atrial fibrillation (AF), a condition in which the atria of the heart beat rapidly and erratically. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome initiated two phase 3 studies for intravenous RSD1235 in August of 2003 and March 2004 respectively. Cardiome expects to initiate clinical studies for the chronic oral therapy of AF by the end of 2004.

Cardiome’s lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol sensitizes cardiac muscle cells to intracellular calcium, leading to increased cardiac oxygen-use efficiency. Cardiome believes that increasing this efficiency will improve the clinical outcomes for CHF patients. Oxypurinol is currently in a Phase 2 clinical trial. Cardiome also has a program applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout, for which it filed an Orphan NDA in December of 2003.

Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

FOR FURTHER INFORMATION:

Don Graham
Director of Corporate Communication
(604) 677-6905 ext. 109
Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

Selected Financial Highlights (Canadian dollars)

	As at
Balance Sheets	March 31, 2004	December 31, 2003
Cash and cash equivalents	$8,092,165	$13,978,880
Short-term investments	33,375,356	30,604,031
Amounts receivable	3,588,586	4,360,377
Prepaid expenses	1,118,850	798,004
Total current assets	46,174,957	49,741,292
Capital assets	2,372,081	849,689
Intangible and other assets	40,398,072	41,533,337
Total assets	$88,945,110	$92,124,318

Current liabilities	$10,028,308	$9,263,563
Long-term portion of capital lease obligations	-	7,040
Long-term portion of deferred revenue	6,866,336	8,304,168
Deferred leasehold inducement	355,013	-
Future income tax liability	15,375,000	15,860,000
Shareholders’ equity	56,320,453	58,689,547
Total liabilities and shareholders’ equity	$88,945,110	$92,124,318

	For the Three Months Ended
Statements of Loss and Deficit	March 31, 2004	February 28, 2003
Revenue
Licensing fees	$1,966,899	$132,267
Research collaborative fees	3,022,594	267,466
	4,989,493	399,733
Expenses
Research and development	7,576,830	3,203,627
General and administration	1,547,143	1,019,425
Amortization	1,399,706	1,375,393
	10,523,679	5,598,445
Operating loss	(5,534,186)	(5,198,712)

Other income
Interest and other income	131,487	125,581
Foreign exchange gain	190,879	7,173
	322,366	132,754
Loss before income taxes	(5,211,820)	(5,065,958)
Future income tax recovery	485,000	487,000
Net Loss for the period	$(4,726,820)	$(4,578,958)
Deficit, beginning of period	(64,291,629)	(44,425,816)
Deficit, end of period	$(69,018,449)	$(49,004,774)
Basic and diluted loss per common share[1]	$(0.13)	$(0.16)

1 Basic and diluted loss per common share is based on the weighted average number of common shares outstanding during the period.